SECURIT 05038043 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARM FAMILY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

344 Route 9W
(No. and Street)

Glenmont (City) New York (State) 12077 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher M. Briggs 518: 431-5017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Financial Plaza (Address) Hartford (City) CT (State) 06103-2608 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/05

OATH OR AFFIRMATION

I, Christopher M. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARM FAMILY FINANCIAL SERVICES, INC., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christopher M. Briggs
Signature

President
Title

Jamie H. Gearon
Notary Public

JAMIE H. GEARON
Notary Public, State of New York
Qual. in Schenectady Co. No. 02GE4994491
Commission Expires April 6, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Farm Family Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Farm Family Financial Services, Inc. (the Company) (a wholly owned subsidiary of Farm Family Holdings, Inc.), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers (NASD), SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 4, 2005

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Financial Statements and Schedules

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2004 and 2003

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
Farm Family Financial Services, Inc.

We have audited the accompanying statements of financial condition of Farm Family Financial Services, Inc. (a wholly-owned subsidiary of Farm Family Holdings, Inc.) (the "Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information, contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 4, 2005

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	95,763	103,796
Commissions receivable		3,189	1,047
Receivable from parent		2,718	—
Prepaid expenses		4,352	4,366
Total assets	$	106,022	109,209
Liabilities and Stockholder's Equity			
Liabilities:			
Payable to affiliates	$	11,875	10,274
Other payables		375	50
Total liabilities		12,250	10,324
Stockholder's equity:			
Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1	1
Additional paid in capital		124,999	124,999
Accumulated deficit		(31,228)	(26,115)
Total stockholder's equity		93,772	98,885
Total liabilities and stockholder's equity	$	106,022	109,209

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Operations

For the years ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Commissions	$	36,498	36,713
Total		36,498	36,713
Expenses:			
Management services		22,500	25,368
Audit fees		15,000	5,004
Insurance		2,701	1,980
Licensing		4,163	4,260
		44,364	36,612
Net (loss) income before income tax (benefit) expense		(7,866)	101
Income tax (benefit) expense		(2,753)	35
Net (loss) income	$	(5,113)	66

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Changes in Stockholder's Equity

For the years ended December 31, 2004 and 2003

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2002	$	1	124,999	(26,181)	98,819
Net income		—	—	66	66
Balance, December 31, 2003		1	124,999	(26,115)	98,885
Net loss		—	—	(5,113)	(5,113)
Balance, December 31, 2004	$	1	124,999	(31,228)	93,772

See accompanying notes to financial statements.

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Statements of Cash Flows

For the years ended December 31, 2004 and 2003

		2004	2003
Cash flow from operating activities:			
Net (loss) income	$	(5,113)	66
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
(Increase) decrease in receivable from parent		(2,718)	14,360
Increase in commissions receivables		(2,142)	(549)
Decrease (increase) in prepaid expenses		14	(977)
Increase (decrease) in payable to affiliates		1,601	(1,976)
Increase in other payables		325	25
Total adjustments		(2,920)	10,883
Net cash (used in) provided by operating activities		(8,033)	10,949
Cash, beginning of year		103,796	92,847
Cash, end of year	$	95,763	103,796
Supplemental disclosure of cash flow information:			
Cash received during the year for:			
Income taxes	$	—	(14,360)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Farm Family Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Farm Family Holdings, Inc., (the "Holding Company") which is the parent of Farm Family Casualty Insurance Company ("Farm Family Casualty"), Farm Family Life Insurance Company ("Farm Family Life"), and United Farm Family Insurance Company. The Company is a member of the National Association of Securities ("NASD"), a self-regulatory association for broker dealers.

Farm Family Holdings is an indirect wholly owned subsidiary of American National Insurance Company ("American National").

(b) Revenues

Commissions represent commissions received from an unaffiliated broker dealer. The Company receives a percentage of the commissions generated by agents of the Company's affiliated insurance companies who become registered as representatives of the unaffiliated broker dealer as a result of referral by the Company. Commission fee revenue is recognized when earned.

(c) Expenses

Management, employees, and administrative services are provided to the Company by its affiliate, Farm Family Casualty, pursuant to a Management Services Agreement. The Company pays a monthly fee based upon the estimated usage for the offices, employees and administrative services provided by its affiliate.

(d) Income Taxes

Effective January 1, 2002, the Company along with the Holding Company, is included in the consolidated federal and state income tax returns filed by American National. Previously, the Company was included in the consolidated federal and state income tax returns filed by the Holding Company. The Holding Company charged or credited the Company for the portion of the consolidated income tax expense attributable to the Company's stand-alone operations, based on income for financial reporting purposes. The tax (benefit) expense allocated to the Company in 2004 and 2003 was computed at the combined Federal and state statutory tax rate applicable to American National's consolidated tax group. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates. The method of allocation to the companies, included in the consolidated returns, was subject to a written agreement.

(e) Cash

Cash consists of cash in banks.

(Continued)

(f) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

The income tax expense for the years ended December 31, 2004 and 2003 are as follows:

		2004	2003
Current expense (benefit)	$	(2,753)	35

There is no deferred tax asset at December 31, 2004 or 2003.

The Company's effective tax rate is 35%; therefore, there are no differences between the statutory rate and the United States statutory federal income tax rate.

The Company has a receivable from parent of $2,718 at December 31, 2004 and a payable to parent of $35 at December 31, 2003 related to the tax arrangement with the Holding Company. This receivable at December 31, 2004 represents the tax impact of a net loss, which was generated by the Company and utilized by the Holding Company in the consolidated tax return.

(3) Related Party Transactions

The Company has a Management Services Agreement with its affiliate, Farm Family Casualty, wherein Farm Family Casualty provides offices, employees, and administrative services to the Company for an annual fee based on the estimated actual cost of services provided to the Company. The Company incurred fees of $22,500 and $25,368 in 2004 and 2003, respectively, pursuant to the Management Services Agreement.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital, as defined, of $89,420, which was $84,420 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.0 at December 31, 2004.

(Continued)

(5) Commitments and Contingent Liabilities

Management of the Company, after consultation with legal counsel, believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition or results of operations.

Schedule 1

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

Net Capital		
Total stockholder's equity qualified for net capital	$	93,772
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(4,352)
		(4,352)
Net Capital	$	89,420
Aggregate Indebtedness		
Items included in the statements of financial condition:		
Payable to affiliates		11,875
Other payables		375
Total aggregate indebtedness	$	12,250
Computation of Basic Net Capital Requirement		
6-2/3% of aggregate indebtedness	$	817
Minimum net capital requirement		5,000
Excess net capital over minimum net capital requirement	$	84,420
Excess net capital at 1000%*		88,195

* Calculated as net capital – (total aggregate indebtedness x 10%)

Note: Within the Computation of Basic Net Capital Requirement, there is a difference of $182 in the 6-2/3% of aggregate indebtedness and a difference of $251 in the excess net capital at 1,000% between the Company's computation as filed in the amended Form X-17A-5 (FOCUS Report filed quarterly by the Company) and the above schedule as of December 31, 2004.

Schedule 2

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Credit balances	$	—
Debit balances		—
Reserve computation:		
Excess of total debits over total credits		—
Required deposit	$	—

Note: There is no material difference between the Company's computations of reserve requirements as filed in the amended Form X-17A-5 (FOCUS report filed quarterly by the Company) and the above schedule.

Schedule 3

FARM FAMILY FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Farm Family Holdings, Inc.)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

For the year ended December 31, 2004, the Company was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, as the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."